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November 1, 2023

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Eranga Dias

Re:          Forza X1, Inc.

Registration Statement on Form S-3

Filed October 10, 2023

File No. 333-274925

Dear Ms. Dias:

On behalf of our client, Forza X1, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 26, 2023 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). We are concurrently submitting via EDGAR a revised draft of the Registration Statement (“Revised Registration Statement No. 1”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement No. 1 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement No. 1.

Registration Statement on Form S-3 filed October 10, 2023

General

1.	We note that you have not specifically incorporated by reference the Form 8-K filed on October 6, 2023. Please amend to incorporate this Form 8-K by reference or tell us why you are not required to do so.

Response: We have revied the Form S-3 to incorporate the Form 8-K filed on October 6, 2023 as well as the Form 8-K filed on October 13, 2023.

* * *

If you have any questions or need additional information, please contact the undersigned at (212) 907-6457 or (516) 496-2223.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow